BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

RECEIVED
2007 AUG -3 A 6:00

To:
Listing Applications, Irish Stock E
The *FSA*


07025658

Date: 16 July 2007

SUPPL

AVS No:				
Name of *applicant*:	C&C Group plc			
Name of scheme:	Executive Share Option Scheme May 2004			
Period of return: From:	18 December 2006	To:	19 June 2007	
Balance under scheme from previous return:	NIL			
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A			
Number of *securities* issued/allotted under scheme during period:	1,568,400			
Balance under scheme not yet issued/allotted at end of period	931,600			
Number and *class* of *securities* originally listed and the date of admission	2,500,000			
Total number of *securities* in issue at the end of the period	328,144,177			

PROCESSED
AUG 06 2007
THOMSON FINANCIAL

Name of contact:	Noreen O'Kelly
Address of contact:	C&C Group plc, Kyleore park, Dublin 10.
Telephone number of contact:	+ 353 1 616 1100

SIGNED BY Noreen O'Kelly
Company Secretary
for and on behalf of

C&C Group plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


c&c group plc

Brochure of Particulars

Application has been made to the Irish Stock Exchange and to the UK Listing Authority for 327,238 ordinary shares of nominal value €0.01 each in the share capital of the Company to be admitted to the official lists of the Irish Stock Exchange and the UK Listing Authority and application has been made to the Irish Stock Exchange and to the London Stock Exchange for these shares to be admitted to trading.

These ordinary shares have been allotted pursuant to the Company's Scrip Dividend Scheme in respect of the final dividend for the year ended 28 February 2007. Such admission is expected to become effective and dealings to commence in these shares on the 19th July 2007.

ENDS.

Enquiries:
Noreen O'Kelly
Company Secretary
Phone: + 353 1 616 1103

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule D12 3.1.4 (1) (b)

………………………………

3. Name of *person discharging managerial responsibilities/director*

John Hogan, Director

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A ………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

John Hogan

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

92 Ordinary Shares of €0.01 each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

John Hogan

………………………………

………………………………

8 State the nature of the transaction

Participation in the Scrip Dividend Scheme @ €12.50 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

92

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

…………………………………

13. Price per *share* or value of transaction

€12.50

…………………………………

14. Date and place of transaction

19th July 2007

…………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

John Hogan : 9,728 0.0029%

16. Date issuer informed of transaction

19th July 2007

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

…………………………………

18. Period during which or date on which it can be exercised

N/A

………………………………

19. Total amount paid (if any) for grant of the option

N/A

………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Marcus Lynch

Assistant Company Secretary

Phone: 00353 (0) 1 616 1335

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Company Secretary

C & C Group plc…………………………

Date of notification

19th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

………………………………

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule D12 3.1.4 (1) (b)

………………………………

3. Name of *person discharging managerial responsibilities/director*

Philip Lynch, Director

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A ………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Philip Lynch

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

98 Ordinary Shares of €0.01 each

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Philip Lynch

………………………………

………………………………

8 State the nature of the transaction

Participation in the Scrip Dividend Scheme @ €12.50 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

98

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.0%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

………………………………

13. Price per *share* or value of transaction

€12.50

………………………………

14. Date and place of transaction

19th July 2007

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

Philip Lynch : 60,387 0.018%

16. Date issuer informed of transaction

19th July 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

………………………………

18. Period during which or date on which it can be exercised

N/A

………………………………

19. Total amount paid (if any) for grant of the option

N/A

………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Marcus Lynch

Assistant Company Secretary

Phone: 00353 (0) 1 616 1335

………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Company Secretary

C & C Group plc…………………………

Date of notification

19th July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*
C&C Group plc
…………………………………

2. State whether the notification relates to
(i) a transaction notified in accordance with the *Market Abuse Rules*: or
(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or
(iii) both (i) and (ii)
both (i) and (ii) and also pursuant to UK LA Disclosure rule D12 3.1.4 (1) (b)

…………………………………

3. Name of *person discharging managerial responsibilities/director*
Breege O'Donoghue, Director
…………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A …………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Breege O'Donoghue

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
498 Ordinary Shares of €0.01 each
…………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
Breege O'Donoghue
…………………………………
…………………………………

8 State the nature of the transaction
Participation in the Scrip Dividend Scheme @ €12.50 per share.

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

…………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0%

…………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed
N/A

…………………………………

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

…………………………………

13. Price per *share* or value of transaction
€12.50

…………………………………

14. Date and place of transaction
19th July 2007

…………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
Breege O'Donoghue 52,424 0.015%

16. Date issuer informed of transaction
19th July 2007

…………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant
N/A

…………………………………

18. Period during which or date on which it can be exercised
N/A

…………………………………

19. Total amount paid (if any) for grant of the option
N/A

…………………………………

20. Description of *shares* or debentures involved (*class* and number)
N/A

…………………………………
…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A

………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Marcus Lynch
Assistant Company Secretary
Phone: 00353 (0) 1 616 1335
………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly
Company Secretary
C & C Group plc…………………………

Date of notification

19th July 2006

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

C&C Group plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (No)

An event changing the breakdown of voting rights: (No)

Other (please specify) : (NO)

3. Full name of person(s) subject to the notification obligation (iii):

Morgan Stanley Investment Management Limited ("MSIM")

4. Full name of shareholder(s) (if different from 3.) (iv):

Various Clients for which MSIM has voting authority

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

13th July 2007

6. Date on which issuer notified:

23rd July 2007

7. Threshold(s) that is/are crossed or reached:

> 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary shares	24,769,419	21,968,899

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares	36,296,946		32,198,136	9.81%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A			N/A	

Total (A+B)

Number of voting rights	% of voting rights
32,198,136	9.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

....

15. Contact telephone number:

....

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Morgan Stanley Investment Management Limited

Contact address (registered office for legal entities):
25 Cabot Square
Canary Wharf
London E14 4 QA

Phone number:
+ 44 207 425 3092

Other useful information (at least legal representative for legal persons):

Malcolm Maeda

B: Identity of the notifier, if applicable (xvii)

Full name:
Morgan Stanley Investment Management Limited

Contact address:
As above

Phone number:
As above

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3


END